                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from            to
                                            ----------    ----------

                         COMMISSION FILE NUMBER: 1-14987


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      TOO, INC. SAVINGS AND RETIREMENT PLAN


B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    TOO, INC.
                               8323 WALTON PARKWAY
                             NEW ALBANY, OHIO 43054

Too, Inc. Savings and Retirement Plan
Report on Audit of Financial Statements
As of and for the Years Ended December 31, 2002 and 2001
and Supplemental Schedule
As of December 31, 2002
-------------------------------------------------------------------------------


                                    CONTENTS

Report of Independent Accountants.................................. .....2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.................... .....3

Statements of Changes in Net Assets Available for Benefits......... .....4

Notes to Financial Statements...........................................5

SUPPLEMENTAL SCHEDULE

Schedule of Assets Held at End of Year.................................12

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of
Too, Inc. and the
Plan Administrator of the Too, Inc.
Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the Too, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary, Roepcke & Mulchaey, P.C.

Columbus, Ohio
June 23, 2003

TOO, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


                                                         2002            2001
                                                     -----------     -----------

ASSETS:

Investments                                          $18,021,740     $18,049,760

Cash                                                        --            38,871

Receivable for contributions:
     Employer                                          2,325,396       1,570,654
     Participants                                         62,843          28,640
                                                     -----------     -----------

         Total contributions receivable                2,388,239       1,599,294
                                                     -----------     -----------

Accrued interest and dividends                              --               113
                                                     -----------     -----------

     Total assets                                     20,409,979      19,688,038
                                                     -----------     -----------

LIABILITIES:

Administrative fees payable                                 --            10,741
Due to brokers                                              --            18,458
                                                     -----------     -----------

     Total liabilities                                      --            29,199
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $20,409,979     $19,658,839
                                                     ===========     ===========



   The accompanying notes are an integral part of these financial statements.

TOO, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


                                                       2002             2001
                                                   ------------    ------------
ADDITIONS:

Investment income (loss):
     Net depreciation in fair
         value of investments                      $ (1,748,937)   $   (150,364)
     Earnings from mutual funds                          73,220          40,932
     Dividends from common stock                         28,436          30,583
     Earnings from common collective trusts                 653           4,494
                                                   ------------    ------------
         Total investment loss                       (1,646,628)        (74,355)
                                                   ------------    ------------

Contributions:
     Employer                                         2,896,298       1,869,360
     Participants                                     1,151,282         635,049
     Rollovers                                          113,973         203,839
                                                   ------------    ------------

         Total contributions                          4,161,553       2,708,248
                                                   ------------    ------------

         Total additions                              2,514,925       2,633,893
                                                   ------------    ------------

DEDUCTIONS:

     Distributions to participants                    1,676,116       2,184,942
     Administrative expenses                             87,669          53,836
                                                   ------------    ------------

         Total deductions                             1,763,785       2,238,778
                                                   ------------    ------------

Net increase                                            751,140         395,115

Net assets available for benefits:

     Beginning of year                               19,658,839      19,263,724
                                                   ------------    ------------

     End of year                                   $ 20,409,979    $ 19,658,839
                                                   ============    ============







   The accompanying notes are an integral part of these financial statements.

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------

(1)  DESCRIPTION OF THE PLAN

         GENERAL

         The Too, Inc. Savings and Retirement Plan (the "Plan") is a defined contribution plan covering substantially all employees of Too, Inc. (the "Employer", the "Company", or "Too"), who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service. Employees who are considered to be a highly compensated associate under the Internal Revenue code of 1986 (the "Code") and have met the eligibility requirements, described above, are eligible to receive the non-service and service related retirement contribution, but may not elect to make voluntary contributions.

         During 2002 and 2001, the Plan was amended to among other things 1) change the vesting schedule as noted under vesting below, and 2) no longer give prior service credit after August 22, 2002, to participants who transfer directly from Limited Brands, Inc. and its affiliates, which were former affiliates of Too, Inc.

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

         CONTRIBUTIONS

         EMPLOYER CONTRIBUTIONS:

         The Company may provide a non-service related retirement contribution of 4% of annual compensation up to the Social Security wage base and 7% of annual compensation thereafter, and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who complete 500 hours of service during the Plan year and are participants on the last day of the Plan year are eligible. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under
         Section 401(a)(17) of the Code, which for the Plan years ended December 31, 2002 and 2001, was $200,000 and $170,000, respectively.

         The Company may also provide a matching contribution of 100% of the participant's voluntary contributions up to 3% of the participant's total annual compensation.

         PARTICIPANT'S VOLUNTARY CONTRIBUTIONS:

         A participant may elect to make a voluntary tax-deferred contribution of 1% to 12% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($11,000 at December 31, 2002). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------


         INVESTMENT OPTIONS

         The participants direct the investment of both their own and the Employer's contributions by utilizing various investment options offered by the Plan. The Plan currently offers six mutual funds, four insurance company pooled separate accounts, one common collective trust, an Employer's stock fund, and a common stock fund of a former affiliate to which no additional investments are allowed.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's and Employer's contributions and allocated investment earnings and administrative expenses. Allocations are based on the participant's account balances or earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant's account.

         VESTING

         A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service for Employer's contributions for each Plan year that they are credited with at least 500 hours of service.

         A summary of vesting percentages for Employer's retirement contributions is as follows:

         Years of vested service                                     Percentage
         -----------------------                                     ----------
         Less than 3 years                                                   0%
         3 years                                                            20
         4 years                                                            40
         5 years                                                            60
         6 years                                                            80
         7 years                                                           100

         A summary of vesting percentages for Employer's matching contributions after January 1, 2002 is as follows:

         Years of vested service                                     Percentage
         -----------------------                                     ----------
         Less than 2 years                                                   0%
         2 years                                                            20
         3 years                                                            40
         4 years                                                            60
         5 years                                                            80
         6 years                                                           100


         Employer's matching contributions prior to January 1, 2002, are vested at the same percentage as the Employer's retirement contributions.

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------




         PAYMENT OF BENEFITS

         The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Too common stock will have the option of receiving such amounts in whole shares of Too and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

         A participant who is fully vested in his or her account and who has participated in the Plan for at least seven years may obtain an in-service withdrawal from their account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

         AMOUNTS ALLOCATED TO PARTICIPANTS WITHDRAWN FROM THE PLAN

         The vested portion of net assets available for benefits allocated to participants withdrawn from the plan was $38,558 and $2,337 as of December 31, 2002 and 2001, respectively.

         FORFEITURES

         Forfeitures are used to reduce the Employer's required contributions. Forfeitures of $248,397 and $239,676 were used to reduce Employer's contributions for the plan years ended December 31, 2002 and 2001, respectively.

         EXPENSES

         Expenses of the Plan are deducted from participants' accounts. Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plans assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

(2)      SUMMARY OF ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------



         ESTIMATES

         The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

         RISKS

         The Plan provides for the various investment options as described in
         Note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         INCOME RECOGNITION

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         INVESTMENT VALUATION

         Mutual funds are stated at fair value as determined by quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common stocks are valued as determined by quoted market price. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. Pooled separate account values are generally determined based on the market values of the securities included in the underlying funds.

         NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

         Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

         BENEFIT PAYMENTS

         Benefits are recorded when paid.

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------


(3)      INVESTMENTS

         During April of 2002, American Express Trust, former trustee, as instructed by the Employer, liquidated all of the investments of the Plan and transferred the assets to Principal Life Insurance Company who in turn reinvested the assets, based on participant investment direction. Except for the investments in pooled separate accounts under a group annuity contract with Principal Life Insurance Company, the Plan's investments are held in directed custodial trusts with Delaware Charter Guarantee & Trust Company and Bankers Trust Company at bank-administered trust funds. The following table presents investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.


                                                           2002          2001
                                                       -----------   -----------
Investments at fair value as determined by:
     QUOTED MARKET PRICE
         Common stock:
             Too, Inc.                                 $ 1,538,302   $ 1,686,960
             Limited Brands, Inc.                        1,263,562     1,488,766
                                                       -----------   -----------
                                                         2,801,864     3,175,726
                                                       -----------   -----------

         Mutual funds:
             T. Rowe Price Capital Appreciation
                  Appreciation Fund                      1,392,218          --
             AXP New Dimensions Fund, Class Y                 --       3,666,789
             Other                                       1,231,038     1,977,860
                                                       -----------   -----------
                                                         2,623,256     5,644,649
                                                       -----------   -----------

                                                         5,425,120     8,820,375
                                                       -----------   -----------

     ESTIMATED FAIR VALUE
         Common collective trusts:
             Gartmore Trust Company Stable
                  Value Fund                             6,664,751          --
             American Express Trust Income II                 --       5,491,897
             American Express Trust Equity
                  Index II                                    --       3,169,073
             Other                                            --         568,415
                                                       -----------   -----------
                                                         6,664,751     9,229,385
                                                       -----------   -----------

         Principal Life Insurance Company
         pooled separate accounts:
             Principal Partners Large-Cap Blend          4,365,747          --
             Other                                       1,566,122          --
                                                       -----------   -----------
                                                         5,931,869          --
                                                       -----------   -----------

                                                        12,596,620     9,229,385
                                                       -----------   -----------

                  Total investments at fair value      $18,021,740   $18,049,760
                                                       ===========   ===========

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------


         INVESTMENTS (CONTINUED)

         The Plan's investments, (including investments bought, sold, and held during the year) appreciation (depreciation) in value for the periods ended December 31, 2002 and 2001, are set forth below:

                                                 2002            2001
                                              -----------    -----------
        Investments at fair value as determined by:
          QUOTED MARKET PRICE
            Common stock                      $  (273,521)   $ 1,061,676
            Mutual funds                         (583,962)      (988,960)
                                              -----------    -----------
                                                 (857,483)        72,716
                                              -----------    -----------
          ESTIMATED FAIR VALUE
            Common collective trusts               67,054       (223,080)
            Pooled separate accounts             (958,508)          --
                                              -----------    -----------
                                                 (891,454)      (223,080)
                                              -----------    -----------

             Net depreciation in fair value   $(1,748,937)   $  (150,364)
                                              ===========    ===========


(4)      TAX STATUS

         The Plan has requested a determination letter from the Internal Revenue Service. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(5)      PLAN ADMINISTRATION

         A Committee comprised of members appointed by the Board of Directors of the Employer administers the Plan.

(6)      PLAN TERMINATION

         Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time. The Company has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7)      PARTIES-IN-INTEREST

         Principal Life Insurance Company, under the group annuity contract, provides third party administrative services to the Plan for which the Plan is charged. In addition Principal Life Insurance Company receives
         1) 32 basis points annually of the value of the Plan's units held in the Principal Stable Value Fund, 2) a management fee based on the value of Plan assets invested in pooled separate accounts, and 3) a fee from certain investments in mutual funds.

         American Express Trust Company, the former trustee of the Plan, its subsidiaries and affiliates maintained and managed certain of the prior investments of the Plan for which the Plan was charged.

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------



(8)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                                      2002          2001
                                                                  -----------   -----------
         Net assets available for benefits per the
              financial statements                                $20,409,979   $19,658,839
         Amounts allocated to withdrawing participants                (38,558)       (2,337)
                                                                  -----------   -----------

         Net assets available for benefits per
              Form 5500                                           $20,371,421   $19,656,502
                                                                  ===========   ===========

         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

         Benefits paid to participants per the financial statements    $ 1,676,116
              Amounts allocated to withdrawing participants:
                  At December 31, 2002                                      38,558
                  At December 31, 2001                                      (2,337)
                                                                       -----------

         Benefits Paid to Participants Per Form 5500                   $ 1,712,337
                                                                       ===========


         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

TOO, INC. SAVINGS AND RETIREMENT PLAN
EIN #31-1333930  PLAN #001
SCHEDULE H LINE 4I
SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2002

---------------------------------------------------------------------------------------------------------------------------
  (a)                   (b)                                         (c)                          (d)              (e)
                                                    Description of investment including          (1)
            Identity of issue, borrower,             maturity date, rate of interest,
              lessor, or similar party               collateral, par or maturity value           Cost         Current Value
         -----------------------------------     ------------------------------------------    ---------     ---------------
   *     Too, Inc.                               Common stock - 65,404 shares                                    $ 1,538,302

         Limited Brands, Inc.                    Common stock - 90,708 shares                                      1,263,562

         T. Rowe Price Capital                   Mutual fund - 97,975 shares                                       1,392,218
         Appreciation Fund

         Putnam International Growth and         Mutual fund - 33,955 shares                                         557,209
         Income Fund, Class A

         Fidelity Advisor Equity Growth          Mutual fund - 5,518 shares                                          193,628
         Fund, Class institutional shares

         Vanguard Health Care Fund, Class        Mutual fund - 1,970 share                                           189,444
         investor shares

         Vanguard Explorer Fund, Class           Mutual fund - 3,677 share                                           167,270
         investor shares

         Strong Advisor Common Stock Fund,       Mutual fund - 7,731 shares                                          123,459
         Class Z

         Northern Institutional Government       Mutual fund - 28 shares                                                  28
         Select

         Gartmore Trust Principal Stable         Common collective trust - 483,338 units                           6,664,751
         Value Fund


*    Represents a party-in-interest

(1) Cost information omitted - investment is part of individual account plan that participants or beneficiary directed with respect to assets allocated to his or her account.



The notes to the financial statements are an integral part of this schedule.

TOO, INC. SAVINGS AND RETIREMENT PLAN
EIN #31-1333930  PLAN #001
SCHEDULE H LINE 4I
SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2002

---------------------------------------------------------------------------------------------------------------------------
  (a)                   (b)                                         (c)                          (d)              (e)
                                                    Description of investment including          (1)
            Identity of issue, borrower,             maturity date, rate of interest,
              lessor, or similar party               collateral, par or maturity value           Cost         Current Value
         -----------------------------------     ------------------------------------------    ---------     ---------------

         Investments under Principal Life
         Insurance Flexible Investment
         Annuity Group Contract 4-48602

   *     Principal Partners Large-Cap            Pooled separate account - 561,562 units                           4,365,747
         Blend Separate Account

   *     Principal Bond and Mortgage             Pooled separate account - 1,484 units                               967,267
         Separate Account

   *     Principal Partners Large-Cap            Pooled separate account - 41,269 units                              376,302
         Value Separate Account

   *     Principal Real Estate Separate          Pooled separate account - 581 units                                 222,553
         Account




The notes to the financial statements are an integral part of this schedule.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Too, Inc. has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


Date: June 30, 2003
                                    TOO, INC. SAVINGS AND RETIREMENT PLAN
                                    (registrant)

                                    By  /s/  KENT A. KLEEBERGER
                                    -------------------------------------
                                    Kent A. Kleeberger
                                    Executive Vice President
                                    Chief Operating Officer
                                    Chief Financial Officer
                                    Too, Inc.

                                 Exhibit Index


Exhibit No.
-----------

23       Consent of Ary, Roepcke & Mulchaey, P.C.

99.1     Certification pursuant to Section 906 of the Sarbanes-Oxley
         Act of 2002